UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_____________________

FORM 11-K

( √ )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED MARCH 31, 2007

— OR —

(    )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_____________________

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

Commission File Number 1-12833

TXU Corp.

ENERGY PLAZA, 1601 BRYAN STREET, DALLAS, TEXAS 75201-3411
(214) 812-4600

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive office)

TABLE OF CONTENTS
Page
FINANCIAL INFORMATION
The following financial statements are furnished for the Plan:
Statements of Financial Condition at March 31, 2007 and 2006	1
Statements of Changes in Plan Equity for the years ended March 31, 2007, 2006 and 2005	2
Notes to Financial Statements	3
Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	7
SIGNATURE	8
EXHIBIT The following exhibit is filed herewith: Exhibit 23 Consent of Independent Registered Public Accounting Firm

i

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

STATEMENTS OF FINANCIAL CONDITION

	March 31,
	2007	2006

Assets and Plan equity:

Investment in securities of participating company —
Common stock of TXU Corp., at fair value as determined by quoted market prices
(historical cost: 2007 — $11,003,307; 2006 — $11,421,782) (Note 3)	$48,173,037	$41,579,146

Dividends receivable	325,037	383,186

Interest receivable	570	413

Cash and cash equivalents	130,517	110,238

Total assets and Plan equity	$48,629,161	$42,072,983

See Notes to Financial Statements.

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

	For the Plan Year Ended March 31, 2007	For the Plan Year Ended March 31, 2006	For the Plan Year Ended March 31, 2005
Additions to Plan equity:
Net investment income:
Dividends on common stock of TXU Corp.	$1,339,691	$1,365,330	$949,886
Interest	20,441	24,049	8,486
Net investment income	1,360,132	1,389,379	958,372

Realized and unrealized gains and losses:
Gain realized on sale of investments	10,341,831	8,184,753	1,606,264
Unrealized appreciation (depreciation) of investments (Note 3)	7,012,366	(3,163,404)	36,460,577
Net realized and unrealized gains	17,354,197	5,021,349	38,066,841

Contributions and deposits (Note 4):
Participating employees' salary deferrals	—	—	2,052,540
Employer awards	—	—	3,319,095
Total contributions and deposits	—	—	5,371,635

Total additions	18,714,329	6,410,728	44,396,848

Deductions from Plan equity:
Distributions to participants	9,485,709	13,619,663	9,790,036
Distributions to the TXU Salary Deferral Program (Note 1)	—	170,206	503,785
Forfeitures distributed to Participating Companies (Note 5)	2,672,442	3,493,733	6,816,673
Total deductions (Note 5)	12,158,151	17,283,602	17,110,494

Net changes in Plan equity	6,556,178	(10,872,874)	27,286,354

Plan equity, beginning of year	42,072,983	52,945,857	25,659,503

Plan equity, end of year	$48,629,161	$42,072,983	$52,945,857

See Notes to Financial Statements.

TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The TXU Deferred and Incentive Compensation Plan (Plan) allowed elected officers of TXU Corp. (TXU or the Company) or a participating subsidiary of the Company (collectively, Participating Companies) with the title of Vice President or above to annually elect to defer a percentage of their base salary not to exceed a maximum percentage determined by the Organization and Compensation Committee of the Board of Directors of the Company (the Committee) for each Plan year and, in any event, not to exceed 15% of the participant's base salary.  Under the terms of the Plan, Participating Companies granted matching awards to the participants equal to 150% of the amount of compensation deferred by the participant.  Additional incentive awards were granted to certain participants as approved by the Committee.  On November 19, 2004, the Plan was amended to cease elections of salary deferrals and granting of participant awards effective April 1, 2005.  Most recently, the Plan was amended on December 29, 2006 to conform the Plan to Section 409A of the Internal Revenue Code of 1986, as amended (Code).

A participant’s benefits under the Plan are provided through an irrevocable grantor trust.  Assets held in the trust that were contributed by the Company are subject to the claims of the Company’s general creditors.  The Company provided the trust with funds equal to the amount credited to the participant’s account with the trust, and the trustee invested such funds in shares of common stock of the Company (Common Stock).  The trustee uses any cash dividends received on Common Stock held in the trust to buy additional shares of Common Stock.

A participant’s deferred compensation, matching award and any additional incentive award amounts credited to the participant’s account were converted into performance units on the basis of the number of shares of Common Stock that could be purchased with such amounts as of the applicable date. Additional performance units are credited to a participant’s account, determined by multiplying the number of performance units in the participant’s account by the amount of any regular or special cash dividend declared on each share of Common Stock and dividing the product by the amount the trust paid for a share of such Common Stock.

On the expiration of the applicable maturity period (five years for deferrals and matching awards and three years for any additional incentive awards beginning on the first day of the Plan year in which the contributions were made), the value of the participant’s account is paid to the participant in cash.  Effective August 17, 2001, the Plan was amended to provide an election that amounts otherwise maturing under the Plan could be distributed to the TXU Salary Deferral Program, subject to its provisions, provided that the election is made at least twelve months before the amounts would otherwise mature under the Plan.  On November 19, 2004, the Plan was amended to eliminate this deferral provision for amounts maturing after June 30, 2005.  In no event will a participant’s account be deemed to have a cash value less than the sum of the participant’s maturing salary deferrals plus interest on such amounts at 6% per annum from the date of deferral to the end of the maturity period.  To the extent that the amounts maturing under the Plan combined with the participant’s other remuneration as defined in Code Section 162(m) for such year exceed $1,000,000, the maturity period is extended until such time that such amounts do not exceed $1,000,000.

In the event a participant’s employment is terminated because of death or permanent and total disability, all amounts in the participant’s account shall mature immediately.  In the event a participant’s employment is terminated by retirement, the participant will receive a distribution of his account at the end of the applicable maturity period.  In the event a participant’s employment is terminated because of reasons other than death, permanent and total disability or retirement, all rights to amounts for maturity periods not yet completed will be forfeited and revert to the Company (as Plan sponsor), except for participant salary deferrals plus 6% per annum interest on those amounts from the date of deferral to the date of termination.  Distributions are to be made to Participants no later than 30 days following termination unless the participant is a specified employee within the meaning of Code Section 409A.  Distributions to such participants will be made 6 months following the participant's separation from service (as defined by Code Section 409A).  Interest will continue to accrue on such amounts for the period following the participant's separation from service until distribution.

In the event of a change in control of the Company, the forfeiture provisions are eliminated and each Participant is entitled to the full fair value of his or her account balance.  All such amounts will be paid as of the date they would otherwise have matured under the terms of the Plan.  On February 25, 2007, TXU Corp. entered into a Merger Agreement under which an investor group led by Kohlberg Kravis Roberts & Co. and Texas Pacific Group is expected to acquire TXU Corp. if the relevant conditions to closing are satisfied (Proposed Merger).

For the Plan years ended March 31, 2007, 2006 and 2005, the number of participants (current and former employees) were 41, 44 and 47, respectively.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared under the accrual method of accounting.

Stock Split — In 2005, TXU Corp.’s board of directors declared a two-for-one stock split effected in the form of a 100 percent stock dividend.  The stock split entitled each shareholder of record at the close of business on November 18, 2005, to receive one additional share for every outstanding share of common stock they held on that date.  The additional shares resulting from the stock split were distributed to the participants' account on December 8, 2005.  Share amounts for Common Stock for all Plan years presented reflect the two-for-one stock split.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.

Distributions to Participants — Distributions to participants are recorded when paid.

Expenses — All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or liquidation of investments, are paid by the Participating Companies.

3.	PLAN INVESTMENT

The historical cost, fair value and cumulative unrealized appreciation of investments in TXU Corp. Common Stock as of March 31, 2007, 2006 and 2005 were as follows:

March 31,	Per Share Value	Number of Shares		Historical Cost	Fair Value	Cumulative Unrealized Appreciation

2007	$64.100	751,529	(a)	$11,003,307	$48,173,037	$37,169,730

2006	$44.760	928,935	(b)	$11,421,782	$41,579,146	$30,157,364

2005	$39.815	1,267,424	(c)	$17,141,683	$50,462,451	$33,320,768

(a)	Represented 0.1636% of the outstanding shares of common stock of TXU Corp. (459,269,419 at March 31, 2007).
(b)	Represented 0.2016% of the outstanding shares of common stock of TXU Corp. (460,752,849 at March 31, 2006).
(c)	Represented 0.2643% of the outstanding shares of common stock of TXU Corp. (479,510,760 at March 31, 2005).

    The investment in Common Stock is stated at fair value based upon the last reported market price on recognized exchanges on the last business day of the Plan year.  The historical cost basis of the Common Stock is calculated on the first-in first-out method and realized gains and losses are calculated using average cost.

The Plan’s investment in Common Stock is subject to various risks related to, among other things, interest rates, credit, overall market volatility and the consummation of the Proposed Merger.  Therefore, it is reasonably possible that changes in the value of the Common Stock will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

During the Plan year ended March 31, 2005, 17,204 shares were sold to an affiliated benefit plan of the Company for $351,607.  The share price used was determined based on the sales prices for similar shares sold by the Company during the same timeframe.

4.	PLAN CONTRIBUTIONS

On November 19, 2004, the Plan was amended to cease elections of salary deferrals and granting of participant awards effective April 1, 2005.  Participants' salary deferrals and awards for the year ended March 31, 2005 were as follows:

Participating Companies	Participating Employees’ Salary Deferrals	Contributions by Participating Companies	Total Contributions

April 1, 2004 – March 31, 2005:
TXU Corp.	$345,000	$647,911	$992,911
TXU US Holdings Company	844,405	1,287,610	2,132,015
TXU Business Services Company and others	863,135	1,383,574	2,246,709
Total	$2,052,540	$3,319,095	$5,371,635

5.	PLAN DEDUCTIONS

Amounts contributed to the Plan (including earnings thereon) mature on March 31 of the applicable maturity period.  Deductions from the Plan were as follows:

Plan Year Ended March 31,	Net Proceeds Upon Sale of Associated Assets (Common Stock)	Company Contribution to Meet Minimum Distribution Requirement	Total Distributions of Matured Deferrals and Awards	Distributions to Terminated Participants (a)(b)	Number of Terminations	Forfeitures Related to Terminations(c)	Total Distributions and Forfeitures

2007	$9,132,069	$—	$9,132,069	$353,640	1	$2,672,442	$12,158,151

2006	$13,013,869	$—	$13,013,869	$776,000	3	$3,493,733	$17,283,602

2005	$6,837,367	$240,285	$7,077,652	$3,216,169	18	$6,816,673	$17,110,494

(a)	Participant salary deferral plus 6% per annum interest (See Note 1).
(b)
In accordance with generally accepted accounting principles in the United States of America, the Plan does not reflect as liabilities $219,820 at March 31, 2006 and $469,038 at March 31, 2005 of distribution amounts allocated to accounts of persons who had elected to withdraw from the plan subsequent to those dates.

(c)
Does not include actual forfeitures of $1,682,545 and $1,556,639 for participants terminated during Plan years for 2006 and 2005, respectively, which are required to be repaid to Participating Companies after the Plan year-end.

6.	FEDERAL INCOME TAXES

The Company intends and has been advised that the Plan does not meet the requirements of a tax-qualified plan under Code Section 401(a); the trust established thereunder is not exempt from federal income taxes under Section 501(a) of the Code; and the Company will be provided a corresponding federal income tax deduction for the amount of income recognized by the participant by reason of distributions under the Plan.

Based on the Code and regulations promulgated thereunder as currently in effect:

(a)
A participant's elective deferrals under the Plan, employer awards and any dividends, interest or other income thereon will not be subject to federal income tax until the year such amounts are paid or otherwise made available to the participant.

(b)
Elective deferrals under the Plan are not deductible by the participant on his or her federal income tax return, since elective deferrals are not included in the participant’s income until paid or otherwise made available to the participant.

(c)	Amounts distributed under the Plan will be taxable as ordinary income to the participant in the year of such distribution.

7.	PLAN TERMINATION

The Company’s Board of Directors may amend, terminate, or suspend the Plan at any time.  An amendment or modification of the Plan may affect active participants, but no amendment or modification of the Plan for any reason may diminish any participant’s account as of the effective date thereof.  Upon Plan termination, all amounts credited to a participant’s account shall mature at such time as otherwise applicable under the Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Organization and Compensation Committee,
TXU Deferred and Incentive Compensation Plan:

We have audited the statements of financial condition of the TXU Deferred and Incentive Compensation Plan (the “Plan”) as of March 31, 2007 and 2006, and the related statements of changes in plan equity for each of the three years in the period ended March 31, 2007.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at March 31, 2007 and 2006 and the changes in plan equity for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
June 19, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Organization and Compensation Committee of the Board of Directors of TXU Corp. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                    TXU DEFERRED AND INCENTIVE COMPENSATION PLAN

By	/s/ Riz Chand
Riz Chand
Senior V.P. of Human Resources

June 29, 2007